Rule 424(b)(3)
Registration No. 333-299452
CUSIP #: 63743HGJ5

TRADE DATE: October 21, 2026
SETTLEMENT DATE: October 30, 2026
PRICING SUPPLEMENT NO. D1037 DATED October 21, 2026
TO PROSPECTUS SUPPLEMENT DATED OCTOBER 16, 2026
AND BASE PROSPECTUS DATED OCTOBER 14, 2026

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

Medium-Term Notes, Series D
With Maturities of Nine Months or More from Date of Issue

Fixed Rate Notes

Principal Amount:	$400,000,000

Issue Price:	99.976% of Principal Amount

Original Issue Date:	October 21, 2026

Maturity Date:	October 27, 2028

Interest Rate:	5.25% per annum

Interest Payment Dates:	Each April 27 and October 27, commencing April 27, 2027

Regular Record Dates:	Each April 15 and October 15

Optional Redemption:	The Company may redeem the notes at any time, at its option, in whole or in part, at a “make-whole” redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Notice of any redemption will be sent at least 10 days but not more than 60 days before the date of redemption to each holder of the notes to be redeemed.

“Treasury Rate” means, with respect to any redemption date, the yield determined by the Company in accordance with the following two paragraphs.

The Treasury Rate shall be determined by the Company after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the Company shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Maturity Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Maturity Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, the Company shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Maturity Date, as applicable. If there is no United States Treasury security maturing on the Maturity Date but there are two or more United States Treasury securities with a maturity date equally distant from the Maturity Date, one with a maturity date preceding the Maturity Date and one with a maturity date following the Maturity Date, the Company shall select the United States Treasury security with a maturity date preceding the Maturity Date. If there are two or more United States Treasury securities maturing on the Maturity Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Company shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Payment at Maturity:	The payment at maturity will be 100% of the Principal Amount plus accrued and unpaid interest, if any

Agent’s Discount or Commission:	0.20%

Agents:	J.P. Morgan Securities LLC KeyBanc Capital Markets Inc. Mizuho Securities USA LLC PNC Capital Markets LLC

Co-Managers:	FNB America Securities LLC
Huntington Securities, Inc.
M&T Securities, Inc.

Capacity:	Principal

Form of Note:	Book-Entry
(Book-Entry or Certificated):

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Other Terms:	None

Concurrently with this offering, we are also offering $800,000,000 aggregate principal amount of Medium-Term Notes, Series D (the “other securities”) pursuant to separate pricing supplements. Although we expect that the sales of the notes offered hereby and the other securities will take place concurrently, the sales are not conditioned upon each other, and we may consummate the sale of one or more issues and not the other(s), or consummate the sales at different times.

It is expected that delivery of the notes will be made against payment therefor on or about October 30, 2026 which is the seventh trading day following the date hereof (such settlement cycle being referred to as T+7). Purchasers of notes should note that the ability to settle secondary market trades of the notes effected prior to the first business day before the settlement date may be affected by the T+7 settlement. Accordingly, purchasers who wish to trade the notes prior to the first business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own legal advisors.

Validity of the Medium-Term Note

In the opinion of Hogan Lovells Cadwalader US LLP, as counsel to the Company, following (i) receipt by the Company of the consideration for the notes specified in applicable resolutions of the board of directors of the Company and (ii) the due execution, authentication, issuance and delivery of the notes pursuant to the terms of the Indenture dated as of December 15, 1987, as supplemented by a First Supplemental Indenture dated as of October 1, 1990, each between the Company and U.S. Bank Trust Company, National Association, as successor trustee (the “Indenture”) and the applicable underwriting, agency or distribution agreement against payment therefor, the notes offered by this pricing supplement will constitute valid and binding obligations of the Company, subject to the effect of: (a) bankruptcy, insolvency, reorganization, receivership, moratorium or other laws affecting creditors’ rights and remedies (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances, and fraudulent, preferential or voidable transfers); and (b) the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the notes are considered in a proceeding in equity or at law), including, without limitation, principles limiting the availability of specific performance and injunctive relief.

This opinion is based as to matters of law solely on applicable provisions of the following, as currently in effect: (i) the District of Columbia General Cooperative Association Act of 2010 and (ii) the laws of the State of New York (but not including any laws, statutes, ordinances, administrative decisions, rules or regulations of any political subdivision below the state level). In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Indenture with respect to the trustee, all as stated in the letter of such counsel dated October 16, 2026, which has been filed as an exhibit to a Current Report on Form 8-K by the Company on October 16, 2026.
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